UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Hino Jidousha Kabushiki Kaisha Mitsubishi Fuso Truck/Bus Kabushiki Kaisha
(Name of Subject Company)
Hino Motors, Ltd. Mitsubishi Fuso Truck and Bus Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Hino Motors, Ltd. Mitsubishi Fuso Truck and Bus Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Hino Motors, Ltd.

Attn: Takao Kemmochi

3-1-1, Hino-dai, Hino-shi, Tokyo 191-8660, Japan

+81-70-7485-2003

Mitsubishi Fuso Truck and Bus Corporation

Attn: Markward Schemitsch

10 Ohkura-cho, Nakahara-ku, Kawasaki-shi, Kanagawa, 211-8522 Japan

+81-70-4260-8000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	(Disclosure Update) Notice Concerning Preparation of Share Delivery Plan and Management Structure of ARCHION Group, dated November 4, 2025 (English Translation).
99.2

Notice Concerning Granting of Voting Rights to Shareholders who will Acquire Shares in Holding Company after Record Date Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation, dated November 4, 2025 (English Translation).

99.3	Notice Concerning Change of Representative Directors, dated November 4, 2025 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Hino Motors, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated June 11, 2025.

Mitsubishi Fuso Truck and Bus Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated June 11, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hino Motors, Ltd.

/s/ Yasushi Nakano

Name: Yasushi Nakano

Title: Chief Financial Officer

Date: November 5, 2025

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Fuso Truck and Bus Corporation

/s/ Hetal Laligi

Name: Hetal Laligi

Title: Senior Vice President and CFO

Date: November 5, 2025

Mitsubishi Fuso Truck and Bus Corporation

/s/ Markward Schemitsch

Name: Markward Schemitsch

Title: General Counsel

Date: November 5, 2025